Partners
Edward H.P. Lam ¨*
Nicholas A. Norris ¨
Jonathan B. Stone *
Alec P. Tracy *
Dominic W.L. Tsun ¨*
¨ (Also Admitted in England & Wales)
* (Also Admitted in New York)

Registered Foreign Lawyers
Gregory G.H. Miao (New York)
Alan G. Schiffman (New York)
Skadden, Arps, Slate, Meagher & Flom 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN'S ROAD CENTRAL, HONG KONG ________ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com March 5, 2009

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VIA FACSIMILE AND EDGAR Ms. Kathleen Collins Accounting Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
RE: GigaMedia Limited (File no. 0-30540) Form 20-F for the Fiscal Year Ended December 31, 2007 Filed June 30, 2008 Request for Extension to Respond to Comment Letter

Dear Ms. Collins:

        We are in receipt of the latest comments of the staff of the Securities and Exchange Commission (the “Staff”) to the above-referenced Form 20-F of GigaMedia Limited (the “Company”) set forth in your letter dated February 19, 2009 (the “Comment Letter”).  As discussed with the Staff on a telephone call on March 4, 2009, the Company requests an extension of an additional ten (10) business days to respond to the comments raised in the Comment Letter.  Additional time is needed because the Company wishes to discuss the comments raised in the Comment Letter with the Staff.  The Company will endeavor to submit a response letter no later than March 20, 2009.

Ms. Kathleen Collins Accounting Branch Chief Division of Corporation Finance Securities and Exchange Commission

        If you have any questions regarding the foregoing, please contact Alec Tracy in Skadden Arps’ Hong Kong office at +852-3740-4710.  You may also contact Skadden Arps’ D.C. Office at (202) 371-7000 and ask to be transferred.

Sincerely, /s/ Alec P. Tracy Alec P. Tracy

cc:	Arthur M. Wang
Chief Executive Officer
GigaMedia Limited

Quincy Tang
Chief Financial Officer
GigaMedia Limited

Thomas Hui
Chief Operating Officer
GigaMedia Limited